[IndyMac MBS, Inc.]

June 14, 2007

Via Edgar

Securities and Exchange Commission
Washington, D.C.  20549

Re:	IndyMac MBS, Inc. Amendment Withdrawal Request

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, IndyMac MBS, Inc. (the “Company”) hereby requests withdrawal of the filing made on Form S-3/A on June 5, 2007 under file number 333-132042 as pre-effective amendment No. 2 (the “Filing”).  The reason for this withdrawal request is that 333-132042 is not the correct file number for the Filing (333-132042 is the file number for the Company’s currently effective registration statement).  The registration statement to which the above-referenced amendment relates has file number 333-140726 which is clearly indicated in the appropriate places on the amendment itself, and the amendment is being re-submitted today under that file number.  No securities were sold in connection with the filing.  Based on the foregoing, the Company respectfully requests that the filing be withdrawn as soon as practicable.

Please direct any questions on the foregoing to Edward Fine at (212) 839-5395 or efine@sidley.com.  Thank you for your attention to this matter.

Very truly yours,

INDYMAC MBS, INC.

By:/s/ Victor H. Woodworth
Victor H. Woodworth
Vice President and Assistant Secretary